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*UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41132
8-41152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2002__ AND ENDING __12/31/2002__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HKS & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Christy Drive
(No. and Street)

Warren   NJ-   07059
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Venkatraman, Ravi
(Name – if individual, state last, first, middle name)

1502 North Oaks Road   North Brunswick,   NJ-   08902
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _HEMANT K. SHAH_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HKS & Company, Inc._ , as of _December 31_ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HKS & COMPANY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
(609) 452-7770

HKS & COMPANY, INC.

TABLE OF CONTENTS

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902

TEL: (609) 452-7770   FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT

The Board of Directors,
HKS & Company, Inc.

I have audited the accompanying balance sheet of HKS & Company, Inc. as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of HKS & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKS & Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended are in conformity with generally accepted accounting principles.

R. Venkataraman
Ravi Venkataraman
North Brunswick, NJ 08902
February 17, 2002

HKS & COMPANY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS

Current Assets:

Cash	$71,395
Total Current Assets	71,395

Fixed Assets:

Property and Equipment, Net of Accumulated Depreciation of $184,472 (Note 2)	62,946
Total Fixed Assets	62,946
TOTAL ASSETS	**$134,341**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$0
Total Current Liabilities	0

Stockholders' Equity:

Common Stock	315,241
Additional Capital	197,619
Retained Earnings	(378,519)
Total Stockholders' Equity	134,341
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$134,341**

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Subscriptions & Other Revenue	$296,382
TOTAL REVENUE	$296,382
GENERAL ADMINSTRATIVE EXPENSES (Note 3)	(316,975)
LOSS FROM OPERATIONS	(20,593)
INTEREST INCOME	1,355
NET INCOME	(19,238)
RETAINED EARNINGS- BEGINNING	(359,281)
RETAINED EARNINGS- ENDING	($378,519)

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,2002

Cash Flow from Operating activities:

Net Income/(Loss) for the period	($19,238)
Adjustments to reconcile net income to cash used for operating activities:	
Depreciation Expense	3,406
Changes in assets and liabilities: Accounts Payable	0
Net cash used for Operating Activities	(15,832)

Cash Flows from Investing activities:

Purchase of Fixed Assets	0
Net increase in cash	(15,832)
Cash - Janaury 1, 2002	87,227
Cash - December 31, 2002	$71,395

The Notes to financial statements are an integral part of this statement

HKS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies:

A. General

HKS & Company, Inc. is a registered broker dealer, member of NASD and SIPC. The Corporation's primary business includes the following:

Provide investment research to institutional investors
Provide advisory services to both large and small corporations
Provide consulting services to both small and large corporations
Provide capital for small to mid-size corporations.

The company was incorporated in the State of New Jersey on March 15, 1989.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

Note 2- Property and Equipment:

Property and Equipment at December 31, 2002 consists of the following:

Property and Equipment	$ 247,418
Less: accumulated depreciation	(184,472)
Net Property & Equipment :	$ 62,846

Depreciation expense was $3,406 for the year ended December 31st, 2002.

Note 3- General Adminstrative Expenses:

The General Administrative expenses consists of the following:

Management Fees	$30,000
Office Supplies	41,624
Regulatory Agency	84,017
Publications	6,809
Postage	7,131
Depreciation	3,406
Automobile Expenses	3,205
Meals & Entertainment	4,215
Utilities	10.691
Repairs and Maintenance	39,266
Office Expenses	17,852
Miscellaneous Expenses	5,216
Travelling expenses	63,543
Total General Administrative Expenses	$316,975

NET CAPITAL COMPUTATION OF HKS & COMPANY, INC.
(as of December 31, 2002)

Capital Stock (as of 12/31/2002)	$512,859.00
Earned Surplus (as of 12/31/2002)	(378,518.00)
Total Revenue (During 2002)	297,737.00
Total Adjusted Expenses (During 2002)	(316,975.00)
Total Capital (as of 12/31/2002)	134,341.00
Deduction from Capital:	
Net Furniture and Other Fixed Assets (as of 12/31/2002)	62,946.00
Amount Due from the Officer	00.00
Total Deductions	66,946.00
Total Net Capital (as of 12/31/2002)	71,395.00

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY OF HKS & COMPANY, INC.
(as of December 31, 2002)

Beginning Balance (as of 01/01/2002)	$153,579.00
Common Stock	00.00
Additional Paid in Capital	512,859.00
Retained Earnings	(378,518.00)
Ending Balance (as of 12/31/2002)	134,341.00
Net Change during the Year 2002	(19,238.00)

Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3:

HKS & Company, Inc. does not hold any customer accounts, and thus, does not hold any customer securities or funds. This was confirmed as part of the annual audit. Thus, this requirement is not applicable to HKS & Company, Inc.

Computation Related to the Possession of Control Requirements Under Rule 15c3-3:

HKS & Company, Inc. does not hold any customer accounts, and thus, does not hold any customer securities or funds. This was confirmed as part of the annual audit. Thus, this requirement is not applicable to HKS & Company, Inc.

FOLLOWING MATERIAL INADEQUACIES WERE FOUND DURING THE AUDIT OF HKS & COMPANY, INC. FOR THE YEAR ENDING DECEMBER 31, 2002.

None, but see the attached report.

RECONCILIATION BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND BD'S CORRESPONDING UNAUDITED PART II A, INCLUDING EXPLANATIONS FOR THE PERIOD ENDING DECEMBER 31, 2002.

* None.

STATEMENT OF CASH FLOW OF HKS & COMPANY, INC.
(as of December 31, 2002)

Beginning Cash Balance (as of 01/01/2002)	$87,227.00
Addition:	
Income from operation	(19,238.00)
Depreciation and amortization	3,406.00
Additional Capital	00.00
Deduction:	
Capital Withdrawal	00.00
Capital Expenditures	00.00
Ending Cash Balance (as of 12/31/2002)	$71,395.00
Net Change during the Year 2000	(15,832.00)

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902

TEL: (609) 452-7770   FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors,
HKS & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of HKS & Company, Inc. ("HKS") as of and for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(g)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because "HKS" does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of "HKS" is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which "HKS" has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I have noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that HKS's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of "HKS", to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravi Venkatraman
North Brunswick, New Jersey
February 17, 2002

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